RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX	OTCBB SYMBOL: RUBIF	PR04-01 JANUARY 5, 2004

RUBICON MINERALS CLOSES $1.6 MILLION FINANCING WITH GOLDCORP
- financing part of $6.6 million deal related to option of Red Lake projects -

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that the Company has closed the non-brokered financing with Goldcorp Inc., announced on November 21, 2003. The Company has issued 1,000,000 common shares to Goldcorp (GG.NYSE; G.TSX) at $1.60 per share for gross proceeds to the Company of $1,600,000.

The private placement is part of an option agreement between the Company and Goldcorp whereby Goldcorp can earn an up to 70% interest in Rubicon's Red Lake North and Adams Lake property blocks in the Red Lake gold camp. The optioned properties include two claim blocks adjacent to the Planet Exploration Inc - Goldcorp Inc. Sidace Lake Zone from which significant gold intercepts have been reported. In addition to subscribing for $1.6 million in shares of Rubicon, to earn its interest, Goldcorp must spend $5 million on exploration over four years on the properties optioned from Rubicon, including committed first year expenditures of $750,000.

Net proceeds of the financing will be used for general working capital purposes. The securities issued are subject to a hold period until May 1, 2004.

Rubicon controls a significant land position in the Red Lake, Ontario gold camp including land optioned to Goldcorp Inc. and Wolfden Resources Inc. with combined year 2004 exploration commitments of $1.25 million. In addition, upon the closing of this private placement with Goldcorp, the Company has approximately $10.5 million in its treasury to fund its continuing working capital requirements and to allow it to explore its 100% controlled properties. Rubicon also controls other major land holdings in Newfoundland including the Golden Promise property and has a majority interest in a private Nevada exploration company.

All dollars in this release are in Canadian funds.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 888-1100 Melville Street, Vancouver BC CANADA V6E 4A6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.	Page 1 of 1

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.